FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number: 000-33295

3SBIO INC.

(Translation of registrant’s name into English)

No. 3 A1, Road 10

Shenyang Economy & Technology Development Zone

Shenyang 110027

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

3SBIO INC.

FORM 6-K

3SBio Inc. is furnishing under the cover of Form 6-K:

Exhibit 99.1	Press release, dated November 10, 2008, announcing third quarter 2008 release.

Exhibit 99.2	Press release, dated November 10, 2008, regarding the filing of NuLeusin for SFDA approval.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3SBIO INC.

By:	/s/ Dr. Jing Lou
Name:	Dr. Jing Lou
Title:	Chief Executive Officer

Date: November 13, 2008

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EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press release, dated November 10, 2008, announcing third quarter 2008 results.

Exhibit 99.2	Press release, dated November 10, 2008, regarding the filing of NuLeusin for SFDA approval.

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Exhibit 99.1

FOR IMMEDIATE RELEASE

3SBIO INC. ANNOUNCES THIRD QUARTER 2008 RESULTS

SHENYANG, CHINA — November 10, 2008 — 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or the “Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced its unaudited financial results for the third quarter ended September 30, 2008.

Third Quarter 2008 Financial Highlights:

•	Total net revenues increased 21.6% over the third quarter 2007 to RMB68.2 million (US$10.0 million).

•	Net revenue from recombinant human erythropoietin (“EPO”) products, marketed under the EPIAO brand, increased 17.5% over the third quarter 2007 to RMB42.7 million (US$6.3 million).

•

Net revenue from protein-based therapeutic recombinant human thrombopoietin (“TPO”) products, marketed under the TPIAO brand increased 39.3% over the third quarter 2007 to RMB19.7 million (US$2.9 million).

•	Operating income increased 21.4% over the third quarter 2007 to RMB20.7 million (US$3.1 million).

•

One-time impairment loss of approximately RMB19.1 million (US$2.8 million) for the third quarter 2008. This impairment loss was related to a US$3.0 million aggregate principal amount of Floating Rate Notes, which are linked to the credit of Lehman Brothers Holdings Inc. and mature on January 21, 2009, subject to certain conditions.

•	Net income decreased 92.3% over the third quarter 2007 to RMB1.9 million (US$0.3 million).

•	Net income per American depositary share (“ADS”) for the third quarter 2008 was RMB0.09 (US$0.01) compared with RMB1.11 (US$0.15) for the third quarter 2007.

Nine Months Ended September 30, 2008 Financial Highlights:

•	Total net revenues increased 36.2% over the nine months ended September 30, 2007 to RMB183.2 million (US$27.0 million).

•	Net revenue from EPIAO increased 26.1% over the nine months ended September 30, 2007 to RMB115.2 million (US$17.0 million).

•	Net revenue from TPIAO increased 63.3% over the nine months ended September 30, 2007 to RMB51.2 million (US$7.5 million).

•	Net income decreased 35.6% over the nine months ended September 30, 2007 to RMB41.0 million (US$6.0 million).

•	Net income per ADS was RMB1.89 (US$0.28) compared with RMB3.08 (US$0.41) for the nine months ended September 30, 2007.

Dr. Jing Lou, Chief Executive Officer of 3SBio, commented, “During the third quarter we delivered another quarter of solid top-line growth and further demonstrated our ability to consistently execute on our business strategy. As our core EPIAO and TPIAO products maintained their market leading positions within their respective market segments, quarterly net revenues grew 21.6% year-over-year and gross margin levels remained robust at 91.3%.”

“As we strive to position ourselves for sustainable long-term growth, we have made significant headway on our research and development objectives set at the beginning of this year. Our 36,000 IU dosage formulation of EPIAO was submitted for SFDA approval in September and, once approved, is expected to provide us with the distinct competitive advantage of offering a convenient, once-a-week treatment option to anemic chemotherapy patients. We also submitted NuLeusin, our second generation IL-2 to treat late stage renal cancer, for regulatory approval. Upon SFDA approval, we believe NuLeusin will further expand our presence within China’s growing oncology markets by providing oncologists with a new treatment option for those cancer patients who have exhausted their options. Additionally, we remain on track with our SFDA submission of TPIAO ITP by the end of 2008. I am confident that these enhancements to our pipeline and diversification to our product portfolio will not only enhance future revenue and earnings growth, but also further solidify our position as a market leader in the growing Chinese biotech industry.”

“We believe our strong balance sheet and free cash flow provide us with sufficient resources to execute our strategic initiatives. Construction of our new manufacturing facility is also on schedule and we look forward to increasing our capacity to support our next phase of growth. Given our strong third quarter operating results and the positive outlook of the Chinese pharmaceutical market, we reaffirm our full year revenue guidance in the range of US$34 to US$35 million and are well-poised to deliver on our commitment to enhance long-term shareholder value.”

Third Quarter 2008 Unaudited Financial Results

Net Revenues. Net revenues amounted to RMB68.2 million (US$10.0 million) in the third quarter 2008, compared with RMB56.1 million in the third quarter 2007, representing an increase of 21.6%. Net revenues from EPIAO increased by 17.5% from RMB36.3 million in the third quarter 2007 to RMB42.7 million (US$6.3 million) in the third quarter 2008, primarily due to continued strong product demand and further penetration into the growing oncology and nephrology markets. Net revenues from TPIAO increased 39.3% year-over-year from RMB14.2 million to RMB19.7 million (US$2.9 million). TPIAO remained the second largest revenue contributor, accounting for 29.0% of total net revenues in the third quarter 2008 as compared with 25.3% in the third quarter 2007. Revenue from 3SBio’s export business was RMB2.4 million (US$0.4 million), a decrease of 14.8% over the third quarter 2007. Revenue from the Company’s in-licensed Iron Sucrose supplement was RMB1.7 million (US$0.3 million), representing a significant increase of 56.1% over the third quarter 2007.

Gross Profit. Gross profit increased 21.4% to RMB62.2 million (US$9.2 million) in the third quarter 2008 from RMB51.3 million in the third quarter 2007. Gross margin remained stable at 91.3% in the third quarter 2008, compared with 91.5% in the third quarter 2007.

Operating Expenses. Total operating expenses increased 21.4% to RMB41.5 (US$6.1 million) in the third quarter 2008 from RMB34.2 million in the third quarter 2007, primarily attributable to increases in both sales, marketing and distribution and general and administrative expenses. To a lesser extent, increases in research and development expenditures also contributed to the rise in total operating expenses.

Research and development expenses, representing 6.2% of total net revenues, increased 10.0% to RMB4.2 million (US$0.6 million) in the third quarter 2008 from RMB3.9 million in the third quarter 2007. This increase was mainly attributable to expenses associated with our high dosage EPIAO, HPV vaccine and other research and development projects.

Sales, marketing and distribution expenses, representing 42.9% of total net revenues, increased 13.6% to RMB29.3 million (US$4.3 million) in the third quarter 2008 from RMB25.8 million in the third quarter 2007 primarily as a result of increased personnel, travel, conference, promotional and advertising costs in line with the expansion of our sales and marketing team and geographical network in China.

General and administrative expenses, representing 11.8% of total net revenues, increased 74.5% to RMB8.0 million (US$1.2 million) in the third quarter 2008 from RMB4.6 million in the third quarter 2007 primarily as a result of increased cost of personnel, investor relations and compliance with listing and regulatory requirements for a public company.

Income from Operations. Operating income for the third quarter 2008 was RMB20.7 million (US$3.1 million), representing a 21.4% year-over-year increase from RMB17.1 million. Operating margin for the third quarter 2008 was flat year-over-year at 30.4%.

Other Income/Expenses Net. Net other expenses was RMB14.6 million (US$2.2 million) in the third quarter of 2008 as compared to other income of RMB9.4 million in the third quarter of 2007 primarily due to the one-time impairment loss as described below and in more detail in our third quarter preliminary results press release dated October 31, 2008.

Impairment Loss. 3SBio recognized a one-time impairment loss of approximately RMB19.1 million (US$2.8 million) related to US$3.0 million aggregate principal amount of Floating Rate Credit Linked Notes due on January 21, 2009 held by the Company. The remainder of the Company’s investment portfolio is primarily made up of investment grade bonds with an expected aggregate fair market value of approximately RMB58.7 million (US$8.6 million) as of September 30, 2008.

Interest income. Interest income decreased 42.6% to RMB5.5 million (US$0.8 million) in the third quarter 2008, as compared with RMB9.5 million in the third quarter 2007, primarily attributable to a decrease in cash deposits, lower interest rates relating to the Company’s deposits and the depreciation of the U.S. dollar against the Renminbi.

Income before Income Tax Expense and Minority Interests. As a result of the foregoing, income before income tax expense and minority interests decreased 77.1% from RMB26.5 million in the third quarter 2007 to RMB6.1 million (US$0.9 million) in the third quarter 2008.

Income Tax Expense. Income tax expense increased 91.3% to RMB4.3 million (US$0.6 million) in the third quarter 2008 from RMB2.2 million in the third quarter 2007. The rise in tax expense was primarily attributable to an increase in the enterprise income tax rate for a major operating subsidiary in China from 15% to 18% effective from January 1, 2008, and a decrease in interest income from 3SBio Inc., incorporated in Cayman Islands, that is not subject to tax. The effective tax rate was 70.5% for the third quarter 2008, as compared with 8.4% for the prior year period, due to the one-time impairment loss on investment securities that does not qualify for tax relief.

Net Income. Net income decreased 92.3% to RMB1.9 million (US$0.3 million) in the third quarter 2008 from RMB24.1 million in third quarter 2007, mainly attributable to the one-time impairment loss.

Nine months ended September 30, 2008 Unaudited Financial Results

Net revenues. Net revenues increased 36.2% to RMB183.2 million (US$27.0 million) in the nine months ended September 30, 2008 from RMB134.5 million during the same period of 2007, supported by increased sales from our core EPIAO and TPIAO products. Net revenue from EPIAO was RMB115.2 million (US$17.0 million), representing an increase of 26.1% from RMB91.4 million in the nine months ended September 30, 2007. Net revenue from TPIAO increased 63.3% to RMB51.2 million (US$7.5 million) for the first nine months of 2008 from RMB31.4 during the same period in 2007. In addition, revenue from our export business was RMB7.1 million (US$1.1 million), representing an increase of 38.4% over the first nine months of 2007, while revenue from the in-licensed Iron Sucrose supplement was RMB5.2 million (US$0.8 million), representing an increase of 132.0% over the first nine months of 2007.

Income from Operations. For the nine months ended September 30, 2008, operating income increased by 18.1% to RMB50.1 million (US$7.4 million), compared with RMB42.4 million in the same period last year. Operating margin for the first nine months in 2008 was 27.3% as compared with 31.5% for the first nine months in 2007.

Net Income. Net income for the nine months ended September 30, 2008 decreased 35.6% to RMB41.0 million (US$6.0 million) compared with RMB63.6 million for the same period in 2007. Net margin for the first nine months in 2008 was 22.4% as compared with 47.3% for the same period in 2007. The decrease in net margin was primarily attributable to the decline in net income caused by the one-time impairment loss in the third quarter 2008. Additionally, lower interest income and higher income tax expense due to the increase in the enterprise income tax rate for a major operating subsidiary in China from 15% to 18% effective from January 1, 2008 also contributed to the downward pressure on net margin. Net income per ADS for the first nine months of 2008 decreased to RMB1.89 (US$0.28) from RMB3.08 (US$0.41) in the corresponding period in 2007.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

Currency Convenience Translation

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.7899 to US$1.00, the noon buying rate for US dollars in effect on September 30, 2008 for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Share Repurchase Program

As previously announced, the Company’s board of directors has approved a share repurchase program in March 2008, authorizing the Company to purchase up to US$20.0 million worth of its outstanding ADSs from time to time in the open market over a period of 12 months commencing from March 21, 2008. In the third quarter 2008, the Company repurchased a total of 217,600 ADSs (equivalent to 1,523,200 ordinary shares) from the open market at an average price of US$9.7319 per ADS, totaling approximately US$2.1 million (RMB14.5 million). The management will continue to evaluate market conditions and take appropriate steps accordingly to best serve the Company’s interest and that of its shareholders.

2008 Full Year Guidance

Based on current market and operating conditions, 3SBio maintains its total net revenue target for the full year 2008 of US$34 to US$35 million.

Conference Call

3SBio senior management will host a conference call at 5:00 am (Pacific) / 8:00 am (Eastern) / 9:00 pm (Beijing/Hong Kong) on Tuesday, November 11, 2008 to discuss its 2008 third quarter financial results and recent business activity. The conference call may be accessed by calling (US) +1 480-629-1990 / (UK) +44 20-8515-2302 / (HK) +852 3009-5027. A telephone replay will be available shortly after the call until November 25, 2008 at (US) +1 303-590-3030 / (UK) +44 207-154-2833, Passcode: 3932898#; and (HK) +852 2287-4304, Passcode: 133110#.

A live webcast of the conference call and replay will be available on the investor relations page of 3SBio’s website at http://www.3sbio.com/en/News/xShowInfo_nnnn1.aspx?ID=129.

About 3SBio Inc.

3SBio Inc. is a leading, fully integrated biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, primarily in China. For more information, please visit 3SBio on the web at www.3sbio.com

Safe Harbor Statement

Statements in this release may contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon 3SBio management’s current expectations, and actual results could differ materially. Among the factors that could cause 3SBio’s actual results to differ from what the company currently anticipates may include competition from other domestic and foreign pharmaceutical companies; the expected market growth for pharmaceutical products in China; market acceptance of 3SBio products; expected hospital or patient demand for our products; the completion of 3SBio’s ongoing clinical trials as planned; receipt and timing of regulatory approvals for 3SBio’s new products and uses; 3SBio’s ability to expand its production, sales and distribution network and other aspects of its operations; its ability to effectively protect its intellectual property; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government and changes in the healthcare insurance sector in the PRC; and fluctuations in general economic and business conditions in China. For additional information on these and other factors that may affect the 3SBio’s financial results, please refer to the company’s filings with the Securities and Exchange Commission at www.sec.gov. 3SBio undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

Contact:

Investor Contact:	Investor Relations (US):
David Chen, COO	Mahmoud Siddig, Director
3SBio Inc.	Taylor Rafferty
No.3 A1, Road 10,	205 Lexington Avenue
Shenyang Development Zone	8th Floor
Shenyang, China 110027	New York, NY 10016
+86 (24) 2581 1820	+1 (212) 889-4350
IR@3sbio.com	3sbio@taylor-rafferty.com
www.3SBio.com	www.taylor-rafferty.com

Investor Relations (HK):	Media Contact:
Ruby Yim, Managing Director	John Dudzinsky, Director
Taylor Rafferty	Taylor Rafferty
3213 Cosco Tower	205 Lexington Avenue
183 Queen’s Road Central	8th Floor
Hong Kong, China	New York, NY 10016
+852 3196 3712	+1 (212) 889-4350
3sbio@taylor-rafferty.com	3sbio@taylor-rafferty.com
www.taylor-rafferty.com	www.taylor-rafferty.com

3SBio Inc. and subsidiaries

Unaudited consolidated balance sheets

(expressed in thousands)

	December 31 2007	September 30 2008	September 30 2008
	RMB	RMB	US$
Assets

Current assets

Cash and cash equivalents	811,026	675,453	99,479
Accounts receivable, less allowance for doubtful accounts:
December 31, 2007 – RMB5,257; September 30, 2008 - RMB5,874 (US$865)	55,186	87,303	12,858
Inventories	6,882	7,686	1,132
Prepaid expenses and other receivables	12,074	10,962	1,614
Structured deposit	3,527	—	—
Available-for-sale securities	—	1,757	259
Deferred tax assets	2,335	1,762	260

Total current assets	891,030	784,923	115,602

Available-for-sale securities	15,196	58,691	8,644
Property, plant and equipment, net	49,465	64,248	9,462
Lease prepayments	9,247	8,982	1,323
Intangible assets	—	5,500	810
License fee	—	6,790	1,000
Non-current deposits	6,124	20,341	2,996
Income tax receivable	556	—	—
Deferred tax assets	1,857	1,491	220

Total assets	973,475	950,966	140,057

Liabilities

Current liabilities

Accounts payable	1,693	2,843	419
Deferred grant income	374	374	55
Accrued expenses and other payables	22,626	25,397	3,740
Income tax payable	—	5,195	765
Other current liabilities	67	73	11

Total current liabilities	24,760	33,882	4,990

Deferred grant income	3,526	3,245	478
Other liabilities	848	791	116

Total liabilities	29,134	37,918	5,584

Commitments and contingencies
Minority interests	549	377	56

Shareholders’ equity

Share capital – ordinary shares US$0.0001 par value, 500,000,000 shares authorized, 152,099,155 and 150,575,955 shares issued and outstanding as of December 31, 2007 and September 30, 2008, respectively	122	121	18
Additional paid-in capital	917,527	904,793	133,256
Accumulated other comprehensive loss	(48,338)	(107,724)	(15,865)
Retained earnings	74,481	115,481	17,008

Total shareholders’ equity	943,792	912,671	134,417

Total liabilities and shareholders’ equity	973,475	950,966	140,057

3SBio Inc. and subsidiaries

Unaudited quarterly consolidated statements of income

(expressed in thousands, except per share, per ADS and other share and ADS data)

	For the Three Months Ended September 30,
	2007	2008	2008
	RMB	RMB	US$
Net Revenues:
EPIAO	36,296	42,650	6,282
TPIAO	14,172	19,736	2,907
Intefen	1,229	1,398	206
Inleusin	204	186	27
Export	2,864	2,439	359
Iron	1,110	1,733	255
Others	189	8	1

Total	56,064	68,150	10,037
Cost of revenues	(4,788)	(5,923)	(872)

Gross profit	51,276	62,227	9,165

Operating expenses
Research and development expense	(3,857)	(4,242)	(625)
Sales, marketing and distribution expense	(25,761)	(29,260)	(4,309)
General and administrative expense	(4,595)	(8,018)	(1,181)

Total operating expenses	(34,213)	(41,520)	(6,115)

Operating income	17,063	20,707	3,050

Other income/(expenses), net
Interest income	9,509	5,461	804
Interest expense	(83)	—	—
Grant income	87	94	14
Impairment loss on investment	—	(19,144)	(2,819)
Others	(112)	(1,058)	(156)

Total other income/(expenses), net	9,401	(14,647)	(2,157)

Income before income tax expense and minority interests	26,464	6,060	893
Income tax expense	(2,233)	(4,272)	(629)

Income before minority interests	24,231	1,788	264
Minority interests, net of tax	(106)	77	11

Net income	24,125	1,865	275

Net income per share:
Basic and diluted	0.16	0.01	0.00

Basic weighted average number of shares outstanding	152,084,155	151,862,722	151,862,722
Effect of dilutive potential shares	15,000	7,222	7,222

Diluted weighted average number of shares outstanding	152,099,155	151,869,944	151,869,944

Net income per ADS:
Basic and diluted	1.11	0.09	0.01

Basic weighted average number of ADSs outstanding	21,726,308	21,694,675	21,694,675
Effect of dilutive potential ADSs	2,143	1,032	1,032

Diluted weighted average number of ADSs outstanding	21,728,451	21,695,707	21,695,707

3SBio Inc. and subsidiaries

Unaudited quarterly consolidated statements of income

(expressed in thousands, except per share, per ADS and other share and ADS data)

	For the nine Months Ended September 30,
	2007	2008	2008
	RMB	RMB	US$
Net Revenues:
EPIAO	91,422	115,244	16,972
TPIAO	31,356	51,212	7,542
Intefen	2,995	3,790	558
Inleusin	776	564	83
Export	5,159	7,141	1,052
Iron	2,236	5,188	764
Others	546	42	6

Total	134,490	183,181	26,977
Cost of revenues	(11,690)	(16,119)	(2,374)

Gross profit	122,800	167,062	24,603

Operating expenses
Research and development expense	(7,920)	(10,038)	(1,478)
Sales, marketing and distribution expense	(61,475)	(81,441)	(11,994)
General and administrative expense	(11,000)	(25,498)	(3,756)

Total operating expenses	(80,395)	(116,977)	(17,228)

Operating income	42,405	50,085	7,375

Other income/(expenses), net
Interest income	26,967	18,037	2,656
Interest expense	(755)	—	—
Grant income	868	281	41
Impairment loss on investment	—	(19,144)	(2,819)
Others	(94)	2,761	407

Total other income/(expenses), net	26,986	1,935	285

Income before income tax expense and minority interests	69,391	52,020	7,660
Income tax expense	(5,582)	(11,192)	(1,648)

Income before minority interests	63,809	40,828	6,012
Minority interests, net of tax	(191)	172	25

Net income	63,618	41,000	6,037

Net income per share:
Basic and diluted	0.44	0.27	0.04

Basic weighted average number of shares outstanding	144,805,021	152,019,769	152,019,769
Effect of dilutive potential shares	15,000	7,222	7,222

Diluted weighted average number of shares outstanding	144,820,021	152,026,991	152,026,991

Net income per ADS:
Basic and diluted	3.08	1.89	0.28

Basic weighted average number of ADSs outstanding	20,686,431	21,717,110	21,717,110
Effect of dilutive potential ADSs	2,143	1,032	1,032

Diluted weighted average number of ADSs outstanding	20,688,574	21,718,142	21,718,142

###

Exhibit 99.2

FOR IMMEDIATE RELEASE

Contacts:

Investor Contact:	Investor Relations (US):
David Chen, COO	Mahmoud Siddig
3SBio Inc.	Taylor Rafferty
+86 24 2581 1820	+1 (212) 889-4350

Investor Relations (HK):	Media Contact:
Ruby Yim	Jason Marshall
Taylor Rafferty	Taylor Rafferty
+852 3196 3712	+1 (212) 889-4350

3SBIO INC. FILES FOR SFDA APPROVAL OF NULEUSIN

SHENYANG, PRC — November 10, 2008 — 3SBio Inc. (NASDAQ: SSRX), a leading biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China, today announced that it has filed with the Chinese State Food and Drug Administration (SFDA) for approval of NuLeusin for the treatment of late stage metastatic renal cell carcinoma. If approved, NuLeusin is expected to be the only treatment of this kind available in China.

NuLeusin, 3SBio’s second-generation IL-2, is a genetically modified form of IL-2 possessing improved biochemical properties over naturally occurring IL-2. Clinical trials examined the safety and efficacy of two treatment cycles of subcutaneous injections of NuLeusin. During each six-week treatment cycle, patients were given daily doses of 7 MIU/m2 in the induction phase and daily doses of 3.5 MIU/m 2 in the maintenance phase. The results showed an overall efficacy (Complete Response +Partial Response) of 12.73% and a disease control rate (Complete Response+ Partial Response+ Stable Disease) of 60%. Compared to Chiron’s Proleukin, a treatment available in the United States, which is believed to be the only similar product on the market today, Nuleusin demonstrated similar levels of efficacy with a much lower dosage. More importantly, NuLeusin showed an improved safety and tolerability profile in patients who participated in the Phase III study.

“Today’s submission comes only a little over one month following our submission for high dosage EPIAO and once again demonstrates our outstanding research and development capabilities and our strong ability to execute on our business plan,” stated Dr. Jing Lou, Chief Executive Officer of 3SBio. “NuLeusin was developed to provide a new immunotherapy regimen for oncologists to treat patients with late stage metastatic renal cell carcinoma. Upon approval, we believe many patients who have exhausted their treatment options will benefit from this new alternative. In addition, Nuleusin is expected to further expand 3SBio’s existing presence in the rapidly growing oncology market in China.”

1

About the Phase III Study

The Phase III study was a multi-center, open label, single arm study carried out in nine first-tier hospitals in Beijing. The study enrolled 75 patients with post surgery renal cell carcinoma metastasis into two six-week treatment cycles, with a two-week break between each cycle. Patients were given subcutaneous injections of 3.5MIU/m2 NuLeusin every twelve hours, twice a day, for five consecutive days in the first week of each treatment cycle during the induction phase. From the second week onward, during the maintenance phase, patients received daily subcutaneous injections of 3.5MIU/m2 NuLeusin for five consecutive days each week. The maximum number of treatment cycles patients could receive was three. The clinical endpoint was assessed using computerized tomography scan image of tumor response.

The results of Phase III study demonstrated NuLeusin to be an effective treatment for metastatic renal cell carcinoma with improved safety and tolerability, with an overall efficacy of 12.73% and a disease control rate of 60% (per protocol site). The possible causes for the difference in efficacy compared to Proleukin could be variations in patient race, injection dosage, and route of administration and treatment time. The most common adverse effect related to NuLeusin was low fever and injection site reactions.

About 3SBio Inc.

3SBio Inc. is a leading, fully integrated biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, primarily in China. For more information, please visit 3SBio on the web at: www.3sbio.com.

Safe Harbor Statement

Statements in this release may contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon 3SBio management’s current expectations, and actual results could differ materially. Among the factors that could cause 3SBio’s actual results to differ from what the company currently anticipates may include competition from other domestic and foreign pharmaceutical companies; the expected market growth for pharmaceutical products in China; market acceptance of 3SBio products; expected hospital or patient demand for our products; the completion of 3SBio’s ongoing clinical trials as planned; receipt and timing of regulatory approvals for 3SBio’s new products and uses; 3SBio’s ability to expand its production, sales and distribution network and other aspects of its operations; its ability to effectively protect its intellectual property; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government and changes in the healthcare insurance sector in the PRC; and fluctuations in general economic and business conditions in China. For additional information on these and other factors that may affect the 3SBio’s financial results, please refer to the company’s filings with the Securities and Exchange Commission at www.sec.gov. 3SBio undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

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